FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March5, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 5, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF

4Q12 AND 2012 RESULTS

The results of the fourth quarter and full year of 2012 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009. On December 31st 2012, Sadia S.A. was incorporated by BRF.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

4Q12 AND 2012 RESULTS

HIGHLIGHTS 4Q12

- ✓ Consolidated the execution of the commercial strategy (TCD/CADE* transition process) -- including festive line products
- ✓ Increased Net Sales by +14.7% compared to 4Q11
  - Domestic Market +9%; Export Market +24%; Dairy +11% and Food Service +5%
- ✓ Adjusted EBITDA reached R$ 1.0 billion, 10.7% higher than 4Q11; with an important recovery in all business segments
  - Gradual execution of processes to recover profitability
- ✓ Net Income of R$ 563 million, +365% vs 4Q11
- ✓ Incorporated its wholly owned subsidiary Sadia S.A.

* Brazilian Anti-trust Authority

HIGHLIGHTS 2012

- ✓ **Successfully executed the TCD/Cade (3Q12) – sale of assets; temporary suspension of categories in Perdigão / Batavo brands**
- ✓ **A well conducted strategy and execution resulted in record Net Sales in the 2S12**
- ✓ **Net Sales increased+10.9% reaching R$28.5 billion**
- ✓ **Increased volumes by 3% to 6.3 million tons**
- ✓ **SG&A represented 16.5% of Net Sales – lower than 2011**
- ✓ **Important challenges addressed: TCD/Cade transition, grain costs, specific export markets**
- ✓ **Strategic Joint Ventures (Federal Foods and Carbery) and integration of Sadia S.A.**

ADJUSTED EBITDA*

R$ million



920
532
565
565
1018
13.0%
8.4%
8.3%
7.9%
12.5%
4Q11
1Q12
2Q12
3Q12
4Q12
Adjusted EBITDA
Adjusted EBITDA Margin

* Adjusted EBITDA contemplates other operational results

OPERATING PROFIT EVOLUTION IN 4Q12

R$ million


600
400
200
0
232
131
245
608
DM 205
FS 41
Dairy (1)
3Q12 EBIT
Export Market
Brazil (DM, FS, Dairy)
4Q12 EBIT

OPERATING PROFIT EVOLUTION 2012

R$ million



2,000
1,600
1,200
800
400
0
2,001
369
243
DM (211)
FS (50)
Dairy 18
1,389
2011 EBIT
Export Market
Brazil (DM, FS, Dairy)
2012 EBIT

NET SALES EVOLUTION


R$ million
14.7%
volume +0.8%
price/mix +13.9%
volume +0.2%
price/mix +13.1%
13.3%
7,099
6,337
6,842
7,193
8,146
4Q11
1Q12
2Q12
3Q12
4Q12
Full impact of
TCD/CADE
10.9%
volume +3.0%
price/mix +7.7%
22,681
25,706
28,517
2010
2011
2012

NET SALES BREAKDOWN
(%)

BY PRODUCT - 2012



Food Service 5.5%
Other Sales 3,2%
Poultry 31.3%
Dairy Products 9,5%
Processed Products 41.0%
Pork/Beef 9.7%

BY SEGMENT - 2012



Food Service 5.5%
Dairy 9.5%
Domestic Market 44.2%
Export Market 40.8%

4Q12 RESULTS

R$ million

GROSS SALES


Δ:+37.3%
+4.5pp
1,526
2,095
21.2%
25.7%
3Q12
4Q12
Δ: +7.6%
-1.7pp
1,947
2,095
27.4%
25.7%
4Q11
4Q12

ADJUSTED EBITDA


Δ:+80.2%
+4.6pp
565
1,018
7.9%
12.5%
3Q12
4Q12
Δ:+10.7%
-0.5pp
920
1,018
13.0%
12.5%
4Q11
4Q12

4Q12 RESULTS

R$ million

EBIT



Δ:+162.0%
+4.6pp
232
3.2%
608
7.5%
3Q12
4Q12
Δ: +19.7%
+0.3pp
508
7.2%
608
7.5%
4Q11
4Q12

NET PROFIT



Δ:+519.3%
+5.6pp
91
1.3%
563
6.9%
3Q12
4Q12
Δ: 365.1%
+5.2pp
121
1.7%
563
6.9%
4Q11
4Q12

ADJUSTED EBITDA*

R$ million


3,244
2,635
2,680
1,166
11.6%
12.6%
9.4%
5.6%
2009
2010
2011
2012
Adjusted EBITDA
Adjusted EBITDA Margin

* Adjusted EBITDA contemplates other operational results

EARNINGS PER SHARE
R$



0.28
0.92
1.57
0.94
2009
2010
2011
2012

COST OF GOODS SOLD (COGS)



COGS / sales VOLUME
(R$/kg)
16.6%
3.25
3.28
3.30
3.55
3.79
4Q11
1Q12
2Q12
3Q12
4Q12

OPERATING EXPENSES (SG&A)

R$ million



3,828
3,856
4,264
4,706
18.3%
17.0%
16.6%
16.5%
% SG&A / Net Sales
2009
2010
2011
2012

✓ SG&A (as percentage of Net Sales) below the past 3 years despite the transition process and portfolio restructuring

INVESTMENTS 2012

R$ million

TOTAL INVESTMENTS
R$ 2,396 million


CAPEX: R$ 1.9 billion
992
285
622
88
494
Growth
Efficiency
Support
Acquisitions / Others
Biological Assets

- ✓ 4Q12 investments amounted to R$ 727 million including Biological Assets.

SYNERGIES

2012

GROSS	✓ R$ 709 million
EXPENSES	✓ (R$ 31 million)
NET	✓ R$ 678 million

- ✓ Costs and expenses of the transition under the TCD
- ✓ Monitoring of +200 integration / cost and expense synergy projects*

*base for monitoring vs pre-merger situation of 2008

FINANCIAL POSITION

R$ billion


LIQUIDITY
(Cash & Cash Equivalents)
4.0
3.3
3.8
1.0
1.0
1.0
2.9
2.3
3.0
2.3
2.8
4Q11
1Q12
2Q12
3Q12
4Q12
Cash & cash equivalents
Revolving Credit


NET DEBT
Dec.12
9.7
5.8
3.9
2.8
2.1
0.7
7.0
3.8
3.2
Gross Debt
Cash&cash equivalents
Net Debt *
R$
Foreign Exchange

*Including hedge position

DEBT

COSTS, TERMS AND PROFILE

	R$	US$	Total
Average Cost (Annual)	6.96%	5.48%	
Average Term (Years)	2.1	6.1	4.5



OTHERS 3%
RURAL 13%
CAPITAL MARKETS 38%
BNDES AND OTHERS 18%
TRADE FINANCE 28%

DEBT MATURITY SCHEDULE
R$ million

2013	2014	2015	2016	2017 on	TOTAL
2,441	1,004	735	425	4,913	9,518

→ 1,221 (rural credit)

FINANCIAL LEVERAGE

R$ million



5,408
5,974
7,048
7,125
7,018
1.67
2.02
2.57
2.76
2.62
4Q11
1Q12
2Q12
3Q12
4Q12
Net Debt
Net Debt. / Adjusted EBITDA

EXCHANGE RATE =	R$1,88	R$ 1,82	R$ 2,02	R$ 2,03	R$ 2,04

LAUNCHES 2012


MAIONESE
MAIONESE
MAIONESE
MAIONESE

DOMESTIC MARKET
99 New SKUs


Batavo

FOOD SERVICE
82 New SKUs


Sadia

EXPORT MARKET
219 New SKUs


MAIONESE
KETCHUP
MOSTARDA

DAIRY
54 New SKUs


Sadia
Queijo Mussarela


Batavo
Kissy

TOTAL LAUNCHES IN 2012: 454

DOMESTIC MARKET

SUMMARY - 2012

SCENARIO

- ✓ TCD Execution (change in execution date, sale of brands, suspension of categories, negative impact in markets, important impact in scale)
- ✓ Surge in grain prices in a short period of time
- ✓ Excess supply of raw material


Sadia
Strogonoff de Frango
STROGONOFF DE FRANGO

STRATEGY

- ✓ Minimize scale impact in value
- ✓ Recover margins throughout the year

DOMESTIC MARKET EVOLUTION

2011 → **Minimize Effects of the TCD on the Business in 2012**

- Reposition the product categories to minimize impact
- Adjust brand reach for a long-term vision
- Adapt the sales teams' portfolio

DOMESTIC MARKET NET SALES EVOLUTION


R$ million
9.0%
volume -3.0%
price/mix +12.4%
volume +3.6%
price/mix +11.9%
15.9%
3,285
2,992
2,967
3,090
3,582
4Q11
1Q12
2Q12
3Q12
4Q12
Full TCD/CADE impact
8.5%
volume -1.1%
price/mix +9.7%
10,177
11,630
12,619
2010
2011
2012

DOMESTIC MARKET NET SALES EVOLUTION

R$ million

DOMESTIC MARKET NET SALES 2H12


+8.3%
volume -2.1%
price/mix +10.6%
6,163
6,672
2H11
2H12

TCD ADJUSTED DOMESTIC MARKET NET SALES

Excluding net sales of divested assets and suspended categories in 2H11


+50.3%
volume +33.1%
price/mix +17.0%
4,430
6,657
2H11
2H12

DOMESTIC MARKET – 4T12


GROWTH
Net Sales
Volume
Price/mix
15.9%
9.0%
-3.0%
3.6%
12.4%
11.9%
4Q12 vs 4Q11
4Q12 vs 3Q12


EBIT
(R$ million)
415
184
389
12.6%
6.0%
10.9%
4Q11
3Q12
4Q12

- ✓ Significant net sales growth of 9% despite the TCD/CADE transition
- ✓ Gradual profitability recovery (beginning in mid 3Q and finalized by mid 4Q)


SHARE OF TOTAL
NET SALES 2012
44.2%

SCALE RECOVERY BASED IN SOLID FUNDAMENTALS

INNOVATION

- ✓ Over 500 projects
- ✓ 12% revenue of products launched in 18 months


Sadia

LINGUIÇA

Claybom

BRAND DEVELOPMENT


UM
MILHÃO
DE REAIS

PRODUCTIVITY AND SALES SYNERGIES

- ✓ Portfolio redistribution
- ✓ Teams repositioning
- ✓ Harmonization and systems

IN-NATURA PROFITABILITY


MINHA RECEITA

NaBrasa

- ✓ Dedicated Team

2013 SCENARIO


Lasanha de Peito de Peru e Brócolis
Sadia

- ✓ **Markets with better expected growth, but starting slowly**
- ✓ **Potentially decreasing costs**
- ✓ **More balanced market**
- ✓ **Incorporation and final implementation of systems and logistics**

DOMESTIC MARKET EVOLUTION


2011
Minimize Effects of the TCD on the Business in 2012
REPOSITIONING TO ACHIEVE BRF 15

- Reposition the product categories to minimize impact
- Adjust brand reach for a long-term vision
- Adapt the sales teams' portfolio

2013 STRATEGY
ONE BRF TOWARDS THE BRF15

EXPANSION

- ✓ New categories
- ✓ Markets
  - Healthiness and convenience





PRODUCTIVITY AND SYNERGY

- ✓ Distribution costs (2nd half)
- ✓ Customer base
- ✓ Commercial investments

BRAND DEVELOPMENT

- ✓ Sadia Balance
- ✓ Perdigão Joy


PRATIQUE
UMA VIDA
MAIS GOSTOSA
Sadia


COPA PERDIGÃO
DO BRASIL 2013
PATROCINADORA OFICIAL

Expansion with profitability increase and value generation

EXPORT MARKET

KEY POINTS 2012

- ✓ High global inventories in the 1st half
- ✓ Strong grain impact in the 2nd half




National Climatic Data Center, NOAA



- ✓ Strong price increase in the 3Q and 4Q

* Brazil data – Safras & Mercados

EXPORT MARKET – 4Q12

GROWTH



Net Sales
Volume
Price/mix
24.1%
11.0%
9.6%
0.8%
13.2%
10.1%
4Q12 vs 4Q11
4Q12 vs 3Q12

EBIT
(R$ million)



32
24
155
1.2%
0.8%
4.6%
4Q11
3Q12
4Q12

- ✓ Recovery of volumes, prices and profitability



SHARE OF TOTAL NET SALES 2012 40.8%

EXPORT MARKET – 4Q12

MIDDLE EAST

- ✓ Evolution in proprietary distribution and continuous revenue recovery
- ✓ Acquisition of 49% stake in Federal Foods in Nov/12

NET SALES
(R$ million)



53.2%
728
1,116
1,116
4Q11
3Q12
4Q12

Volume 4Q12 vs 4Q11: +5.0%

EUROPE

- ✓ Increase in European production with new line of breaded products

NET SALES
(R$ million)



6.9%
510
491
545
4Q11
3Q12
4Q12

Volume 4Q12 vs 4Q11: +5.0%

EXPORT MARKET – 4Q12

EURASIA

- ✓ Stable demand with good profitability
- ✓ Expansion to markets such as Ukraine

NET SALES
(R$ million)

Volume
4Q12 vs 4Q11:
+116%



162%
119
291
313
4Q11
3Q12
4Q12

FAR EAST

- ✓ More adjusted inventories in Japan
- ✓ Evolution in Rising Star businesses (JV in China)

NET SALES
(R$ million)

Volume
4Q12 vs 4Q11:
-4.1%



-3.2%
646
581
625
4Q11
3Q12
4Q12

EXPORT MARKET – 4Q12

LATAM

- ✓ Increase in volume/ net sales due to the incorporation of the activities of Quickfood
- ✓ Increase in volumes of processed products

NET SALES
(R$ million)

Volume 4Q12 vs 4Q11: +60.0%



23.0%
468
406
575
4Q11
3Q12
4Q12

AFRICA

- ✓ Strategy of gradually enhancing the portfolio

NET SALES
(R$ million)

Volume 4Q12 vs 4Q11: -17.5%



-1.5%
280
222
275
4Q11
3Q12
4Q12

2013 SCENARIO

- ✓ 2013 starts with more balanced inventories
- ✓ Potentially decreasing costs in 2nd half
- ✓ Exchange rate uncertainty
- ✓ Challenge on prices


AMERICAN
CHIXXS


INDIAN
CHIXXS


ITALIAN
CHIXXS

2013 STRATEGY

- ✓ 30% of international operation's volume will be BRF's proprietary distribution
- ✓ 10% increase in Food Service and retail sales
- ✓ Constant improvement of portfolio
- ✓ Beginning of operation in Abu Dhabi plant in 4Q
- ✓ Consolidation of the businesses in Argentina
- ✓ Relaunch of Sadia brand in the export market


برغر لحم بقري
Sadia
Beef Burgers


Sadia
Chicken


Sadia
Beef

FOOD SERVICE

2012: WITH CHALLENGES AND IMPORTANT ACHIVEMENTS

CHALLENGES

- ✓ Deceleration in the Food Service market growth
- ✓ Strong impact on costs reflecting high grain prices
- ✓ Profitability pressured by excess of in-natura meat
- ✓ TCD execution process
- ✓ BRF's level of service impacted by post merger scenario



ACHIVEMENTS

- ✓ Above market growth
- ✓ Strong price movement in the 2nd half with margin recovery in the last quarter
- ✓ Launch of 82 products offsetting the TCD impacts

FOOD SERVICE – 4Q12

GROWTH



Net Sales
Volume
Price/mix
40.8%
5.2%
20.0%
-9.9%
16.7%
17.3%
4Q12 vs 4Q11
4Q12 vs 3Q12

EBIT

(R$ million)



75
15.8%
27
7.7%
69
13.8%
4Q11
3Q12
4Q12

- ✓ Profitability recovery
- ✓ Decrease in volume related to pricing adjustment in certain categories -- focus on value share



SHARE OF TOTAL NET SALES2012
5.5%

2013 SCENARIO

FOOD SERVICE MARKET

- ✓ Trends that support market growth remain consistent
- ✓ More fragmented and complex market
- ✓ More competitive scenario
- ✓ Clients professionalizing and demanding new product and service solutions





2013 OUTLOOK

POST MERGER FOOD SERVICE



- ✓ **Pursue synergies, efficiency and increase productivity**
- ✓ **Develop new competitive advantages that reinforce our value proposition**
- ✓ **Internationalization**
- ✓ **Challenge to continue to improve service level**

2013 INITIATIVES

INNOVATION	**Direct service**	Evolve direct service models that maximize: productivity, cost to serve and synergies
	Portfolio	Offer a professional and segmented portfolio solution
	New business models	Develop new business models that create differentiation and competitive advantages
Go-to-market		Capture potential growth and margins in strategic channels and segments
Global Accounts		Act locally in a globally coordinated strategy

DAIRY

2012 – A BUSINESS REVIEW



Plants optimization
PRODUCTION UNITS
Operational synergies
LOGISTICS
PORTFOLIO
Review pursuing profitability
PLANNING PROCESS
BRF Integrated management
PRICE
Pricing reposition 2nd half
CHANNEL/ CLIENTS
Coverage, positivation and channel selection

STRATEGIC DRIVERS BY CATEGORY

CHEESE	Pursuing market leadership in Brazil, with brand and profitability CHEESE NOW HAS A NAME!
CHILLED	Reinforce brand equity / operational synergy
MILK AND POWDERS	Increase profitability, rightsizing, optimizing regional activities, focus on channel mix and production
GROCERY PRODUCTS	Increase profitability, regionalization, dry distribution platform
INNOVATION	Moisturizers, health, functional, pleasure

DIFFERENT REALITIES AND CHALLENGES

LARGE VOLUMES
open doors
generates raw material

UHT MILK /POWDER/DRY GROCERY PRODUCTS

→ **RIGHT-SIZE PROFITABILITY REDESIGN**

CHILLED CHEESE

ATTRACTIVE MARGINS

→ **GROW, INTEGRATE BRAND & INNOVATION**


RENTABILIZAÇÃO: racionalização fabril e volumes + redução custos + + ganhos de capacidade
• Redução do custo de captação : foco em Produtores vs SPOT
• Redução dos custos de transformação;
• Otimização do parque fabril
• Padronização das embalagens : 1 l e 200ml
• volumes preço : rentabilidade
Inovação
Custo / Benefício
EDGE
MID


Marca&Inovação
Batavo

PROGRAM TO IMPROVE PROFITABILITY IN UHT MILK BUSINESS

- ✓ **Redesign of the margin equation / volume: determine most profitable volumes** (regions/channels/clients/brand)
- ✓ **Price leadership in the mainstream market**
  - BRF – Index Price > 110
- ✓ **Decreasing exposure of UHT milk in the dairy business**

PARTICIPATION (NET SALES) OF UHT MILK IN THE DAIRY BUSINESS



46.6%
45.6%
45.0%
39.4%
34.0%
2009
2010
2011
2012
2013

INNOVATION: BATAVO HIDRA, THE EVOLUTION OF JUICES

brf

- ✓ More protein and calcium than soy fruit juices
- ✓ More selenium and potassium than isotonic drinks
- ✓ Contain minerals with low availability in the Brazilian diet
- ✓ Less calories than carton fruit juices
- ✓ With no artificial additives
- ✓ Naturally nutritive

Market :
Juices + BBS
13% growth in the previous year.
Size: R$3.6 bi / 960 MM liters


Batavo
Hídra
Batavo
Hídra
suco de pêssego
Batavo
Hídra

DAIRY
SOUND SIGNS OF RECOVERY



GROWTH
Net Sales
Volume
Price/mix
11.0%
-2.8%
-6.2%
-13.4%
18.3%
12.3%
4Q12 vs 4Q11
4Q12 vs 3Q12



EBIT
(R$ million)
-2.3%
-0.5%
-0.7%
(14)
(4)
(5)
4Q11
3Q11
4Q12

- ✓ Operational Margin improvement with reduction in UHT milk volumes
- ✓ Price increase and mix diversification



SHARE OF TOTAL NET SALES 2012
9.5%

2013 OUTLOOK
IMPROVED PROFITABILITY

- ✓ **Profitable UHT milk management**
  - Size vs Profitability
  - Milk producing region management
  - Raw material generation
- ✓ **Chilled**
  - Volume growth amplifying coverage
  - Innovation platform
- ✓ **Grocery Products**
  - Portfolio optimization
  - Good contribution margins
- ✓ **Innovation as factor of differentiation and profitability**
- ✓ **BRF Integration as fundamental goal**


Batavo
Choco Milk
Batavo

SUPPLY CHAIN

SUPPORTING ALL CHANNELS

brf

... A SOLID INFRASTRUCTURE!

UNITS / DC's / TSP's

50/ 33 / 50

EMPLOYEES IN SUPPLY

Over **14,000** direct and indirect
(Over **1,500** overseas)

VEHICLE FLEET

Over **7,500** trucks,
65 million Km/month

TRANSPORTED VOLUME

Over **2,000,000** tons/month

CHICKEN TRANSPORTATION

1.7 Billion heads/year

PORK TRANSPORTATION

10.4 Million heads/year

TURKEY TRANSPORTATION

30.2 Million heads/year

BEEF TRANSPORTATION

0.5 Million heads/year

LOGISTIC NET: TCD IMPACTS

- ✓ **More than 40 physical interventions in 2012**
- ✓ **Sale in 2012 of 8 Distribution Centers**
- ✓ **Building of 6 new Distribution Centers:**
  - **Belo Horizonte, Rio de Janeiro, Salvador, Curitiba, Cuiabá e Belém**


Belém
Cuiabá
Salvador
Ribeirão da Neves
Rio de Janeiro
São José dos
Pinhais

2013 LOGISTIC NET

- ✓ **Additional 30 physical changes expected**
- ✓ **Main objectives**
  - **Synergies and stabilization of operations**
  - **Leadership in service level recognition**
  - **Leadership in costs**



AUTOMATION OF SALVADOR DISTR CENTER
A NEW CONCEPT IN LOGISTICS







- ✓ **Service level improvement**
- ✓ **Increase in productivity**
- ✓ **Higher accuracy in the process**
- ✓ **Initiative will be rolled out to other regions**

BRF INTEGRATION PLATFORM FINAL STAGE



Client base organization (1st quarter/12)
Client Segmentation (1st quarter/12)
Definition of service packages (March 12)
Construction of Visiting Plans (May to July 12)
IT Platform (Conclusion in July.13)
Integrated DCs (July/August 13)
Integrated routing from August 13
Unified delivery (all brands in the same fleet)

GLOBAL SOURCING: SUPPORTING INTERNATIONALIZATION

- ✓ **Procurement Offices in China, Middle East, Argentina and Europe**
- ✓ **Over 50 global suppliers and a hundred ongoing projects**
- ✓ **Replicable supply management process to all international operations**



"MANDOU BEM" PROGRAM: DNA OF EXCELLENCE


Action on critical processes
Coordenated process improvement
Sustainability and continuous improvement
SOLID PROCESSES
USE OF INFORMATION
TECHNOLOGIES
EXECUTION
People
Personnel Excellence
Excellence in Services

2013

2013 – NEW CYCLE

UNLOCKING THE VALUE OF BRF
JAN/13

- ✓ **Increase Net Sales by 10% - 12% -- focus on value instead of volume**
- ✓ **Advance in the internationalization process**
- ✓ **Execute improved go-to-market model**
- ✓ **Improve dairy business profitability**
- ✓ **Improve operating efficiencies (production and sales)**
- ✓ **Optimize capital employed (fixed assets, working capital)**

NEW CYCLE, NEW VISUAL IDENTITY

CORPORATE BRAND EVOLUTION

PERDIGÃO

BRF
BRASIL FOODS

Sadia
Wholly owned subsidiary

brf

MAY09

DEC/12

VIDEO

CICLE BRF

MERGER PROCESS MAY/09 – JUL/11	CONSOLIDATION JUL/11 – DEC/12
✓ Integration plan	✓ Execution of TCD
✓ Follow-on	✓ Recovery of revenues
✓ New organizational structure	✓ Harmonization of systems
✓ BRF15 (strategic plan) definition	✓ Investment grade
✓ Internationalization	✓ Synergies
✓ Negotiation with CADE (anti-trust)	✓ International expansion

TOTAL SHAREHOLDER RETURN OF +130%

TOTAL SHAREHOLDER RETURN

TSR (%) ANNUAL


30,2
27,8
18,8
16,5
10,1
5,5
Sadia - Perdigão (USD -- BRF ADR)
Antártica - Brahma
Anheuser Busch - Inbev
Lenovo - IBM
Reebok - Adidas
Gillete - P&G
Total period since merger date
3.6 Years
4.5 – 13.5 years

Source: Bloomberg ; Period: Sadia - Perdigão: 05/19/09 (merger announcement date) - Dec/2012;
Other transactions: from merger date up to Dec/12

TOTAL SHAREHOLDER RETURN

TSR (%) - FIRST 3 YEARS (AFTER MERGER)



Annual Average: 33.6%
169,5
135,7
56,6
40,7
36,2
34,2
Lenovo - IBM
Sadia - Perdigão
Antártica - Brahma
Reebok - Adidas
Anheuser Busch - Inbev
Gillete - P&G
MAY 19 2009

Source: Bloomberg ; TSR average of 20 business days prior to merger announcement date (05/19/09) - BRFS (ADR) -- USD

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